July 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Pineapple Financial, Inc
Withdrawal of Acceleration Request - Registration Statement on Form S-1
File No. 333-268636

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 6, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, July 6, 2023, at 5:00 p.m. EDT or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw such request for acceleration of the effective date.

Very truly yours,

PINEAPPLE FINANCIAL INC.

By:	/s/ Shubha Dasgupta
Name:	Shubha Dasgupta
Title:	Chief Executive Officer (Principal Executive Officer)